Exhibit 99.1

PRESS RELEASE

SOURCE: Acasti Pharma Inc.

Nasdaq Grants Acasti Cure Period to Regain Compliance with Audit Committee Membership Requirements

Laval, Québec, CANADA – March 25 2016 – Acasti Pharma Inc. ("Acasti" or the "Corporation") (NASDAQ:ACST – TSX-V:APO), an emerging biopharmaceutical company focused on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of hypertriglyceridemia, announces that on March 22, 2016, it received a Nasdaq Deficiency Letter (the "Nasdaq Letter") confirming that the Corporation is no longer in compliance with Nasdaq Listing Rule 5605, requiring a company's audit committee to be comprised of at least three independent directors.  Following the resignation of several board members on February 29, 2016, Acasti's Audit Committee is currently comprised of two independent directors.

Consistent with Listing Rule 5605(c)(4), Nasdaq has granted Acasti a cure period to regain compliance with the audit committee membership requirements as follows: (i) until the earlier of the Company's next annual shareholders' meeting or March 1, 2017; or (ii) if the next annual shareholders' meeting is held before August 29, 2016, then the Company must evidence compliance no later than August 29, 2016.

"Acasti is committed to good corporate governance and intends to satisfy the listing rule requirements by its next AGM expected to be held in July 2016. We embrace this opportunity to further strengthen our Board of Directors, and are in the process of identifying new candidates with strong expertise and proven track records," said Roderick Carter, Executive Chairman of the Board of Directors.

The Company expects to issue a press release by mid-June 2016 with its proposed slate of nominees for the Board of Directors.

About Acasti Pharma Inc.
Acasti is an emerging biopharmaceutical company focused on the research and development of a prescription drug candidate, CaPre®, for the treatment of hypertriglyceridemia, a condition characterized by abnormally high levels of triglycerides in the bloodstream. CaPre® is a krill oil-derived mixture of polyunsaturated fatty acids (PUFAs), primarily composed of omega-3 fatty acids, principally eicosapentaenoic acid (EPA) and docosahexaenoic acid (DHA) present as a combination of phospholipid esters and free fatty acids. Because krill feed on phytoplankton, it is a major source of phospholipids and omega-3 fatty acids well known to be beneficial for human health.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Acasti's latest Annual Information Form, which also forms part of Acasti's latest annual report on Form 20-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Acasti's website at acastipharma.com (the "AIF"). All forward-looking statements in this press release are made as of the date of this press release. Acasti does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors".

Neither NASDAQ, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Acasti Contact:
Mario Paradis
Vice President & Chief Financial Officer +1.450.687.2262 m.paradis@acastipharma.com
acastipharma.com